EXHIBIT 20
                                                                ----------

                                            FOR IMMEDIATE RELEASE






                                   Contact:  Roger W. W. Baker
                                             (203) 698-5148

                                             Daniel A. Conforti
                                             (203) 698-5132



         AMERICAN BRANDS ANNOUNCES DEFINITIVE AGREEMENT
                 TO SELL FRANKLIN LIFE INSURANCE


Old Greenwich, CT, November 30 -- American Brands, Inc. announced today that it has executed a definitive agreement for the sale of its Franklin Life Insurance business to American General Corporation for which American Brands will receive $1.17 billion in cash, which will be tax free. The transaction, which is subject to antitrust and insurance regulatory approvals and other customary conditions, is expected to close during the first quarter of 1995.
     In connection with this transaction, the Board has authorized the purchase in the open market and in privately negotiated transactions of up to 10 million shares of Common stock, following the closing of the transaction. Such purchases may be effected from time to time subject to market conditions.
     Chairman and Chief Executive Officer William J. Alley said:
"We have been aggressively restructuring our operations to enhance American Brands' presence as a consumer powerhouse with leading market positions. Today's agreement marks another dramatic milestone in that restructuring. In April, we announced an agreement to sell The American Tobacco Company for $1 billion, and clearance to proceed with that transaction is currently before the courts. In July, we sold the Dollond & Aitchison optical group for $146 million. Underlying these transactions is a strategy focused on increasing shareholder value and enhancing our long-term growth prospects.
     "While Franklin Life does not fit with our sharpened focus on branded consumer products, it is an outstanding company that has performed well and has been very profitable. Thus, we are particularly pleased that Franklin will become associated with a quality organization focused exclusively on financial services.
     "For American Brands and its stockholders, this is an excellent deal, representing about 14 times Franklin's projected 1994 net income. We anticipate that, depending on market conditions, the proceeds will provide funds to purchase shares and, initially, to reduce debt. As opportunities arise, we intend to further enhance the competitiveness and growth prospects of American Brands through strategic acquisitions, focusing on our long-term growth businesses -- hardware and home improvement products, office products and golf and leisure products -- and on distilled spirits. In the event that the American Tobacco transaction closes, the Company would consider similar redeployment of the proceeds.
     "We further anticipate that, even though Franklin has been a strong contributor to our consolidated income, the transaction will have no material impact on the ability of the Company to pay dividends. Effective with the June 1, 1994 payment, the dividend on the Common stock was increased to an indicated annual rate of $2.00.
     "In connection with this agreement, our life insurance business will be accounted for as a discontinued operation, and prior periods' results will be restated. The estimated book loss to be recorded in 1994, including provision for net income during the phase-out period from November 30 through the anticipated closing of the transaction, will be in the range of $220 million.
     "Although a book loss will be recorded, the sale price of $1.17 billion compares with an investment when we completed our acquisition of Franklin in 1979 of approximately $645 million. Through last year, Franklin had contributed a total of over $2 billion to operating income, and we had taken about $650 million in cash dividends.
     "If this sale and the proposed sale of The American Tobacco Company are consummated, the new American Brands would consist of profitable, strongly positioned companies that have performed well. For the first nine months of this year, each of the major businesses that would constitute the new American Brands achieved increases in operating company contribution, and each is solidly positioned with leadership positions in its markets. For the year 1994, we now anticipate that even though earnings per share including discontinued operations will show a decline reflecting the book loss, earnings per share from continuing operations will be comfortably ahead of 1993 earnings per share from continuing operations (before accounting changes) of $2.67.
                *       *       *       *       *
     American Brands is a global consumer products holding company. Major businesses include international tobacco, distilled spirits, hardware and home improvement products, office products and golf products as well as life insurance, which is being sold, and domestic tobacco, whose pending sale is undergoing judicial review. Each business has brand name leaders in its industry.
     The international tobacco business, Gallaher Tobacco, is the number 1 tobacco company in the U.K. and has an expanding presence on the European continent. Gallaher's major brands include Benson and Hedges and Silk Cut.
     In distilled spirits, leading brands include Jim Beam and Old Grand-Dad bourbons, DeKuyper and Leroux cordials and liqueurs, Glayva Scotch liqueur, Windsor and Lord Calvert Canadian whiskies, Kessler American Blended Whiskey, Gilbey's gin and vodka, Kamchatka, Wolfschmidt and Vladivar vodkas and Ronrico rum along with The Dalmore, The Claymore, Whyte & Mackay Special Reserve, and Isle of Jura Scotch whiskies. The MasterBrand Industries hardware and home improvement business includes Moen, Master Lock, Aristokraft and Waterloo. The ACCO World office products group includes Swingline, Wilson Jones, Day-Timers and substantial international operations, including Rexel and Twinlock. Specialty products include Titleist, Pinnacle and Foot-Joy golf products and, in the U.K., Gallaher's Prestige housewares line and Forbuoys retailing.
     In the U.S., The American Tobacco Company's major brands include Carlton, Pall Mall, Tareyton, Lucky Strike, Montclair, Misty, Private Stock, Prime and Summit.

                           #    #    #
11/30/94